                                        SECURITIES AND EXCHANGE COMMISSION

                                              WASHINGTON, D.C. 20549

                                                   SCHEDULE 13G

                                     Under the Securities Exchange Act of 1934
                                                (Amendment No. 1)*

                                            Bancorp Rhode Island, Inc.
                                            --------------------------
                                                 (Name of Issuer)

                                      Common Stock, $0.01 par value per share
                                      ---------------------------------------
                                          (Title of Class of securities)

                                                    059690 10 7
                                                    -----------
                                                  (CUSIP Number)

                                                December 31, 2001
                                   ---------------------------------------------
                              (Date Of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                       [ ]    Rule 13d-1(b)
                       [ ]    Rule 13d-1(c)
                       [X]    Rule 13d-1(d)

         *The  remainder  of this cover page shall be filled out for a reporting  person's  initial  filing on this form with  respect  to the  subject  class of  securities,  and for any  subsequent  amendment  containing information which would alter the disclosures provided in a prior cover page.

         The  information  required on the  remainder  of this cover page shall not be deemed to be "filed" for the purpose  of  Section  18 of the  Securities  Exchange  Act of 1934  ("Act")  or  otherwise  subject to the liabilities  of that section of the Act but shall be subject to all other  provisions of the Act (however, see the Notes).

                                  (A fee is not being paid with this statement.)

               1         Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
                               Malcolm G. Chace

               2          Check the Appropriate Box if a Member of a Group (See Instructions)
                           (a)   [ ]
                           (b)   [ ]
                           Not Applicable

                3          SEC Use Only

                4          Citizenship or Place of Organization
                                United States

Number of       5          Sole Voting Power
Shares                          62,075*
Beneficially
Owned by        6          Shared Voting Power
Each                            397,808
Reporting
Person With
                7          Sole Dispositive Power
                                62,075*

                8          Shared Dispositive Power
                                 397,808

                9          Aggregate Amount Beneficially Owned by Each Reporting Person
                                 459,883

               10          Check if the Aggregate Amount in Row (9) Excludes Certain Shares
                              (See Instructions)            Not Applicable

               11          Percent of Class Represented by Amount in Row (9)
                                  12.2%

               12          Type of Reporting Person (See Instructions)
                                  IN

*   Includes 2,000 shares of Common Stock issuable upon the exercise of currently exercisable stock options.

Item 1.
Item 1(a).  Name of Issuer.
            --------------

            Bancorp Rhode Island, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.
            -----------------------------------------------

            One Turks Head Place
            Providence, RI 02903
Item 2.

2(a).       Name of Person Filing.
            ---------------------

            Malcolm G. Chace

2(b).       Address or Principal Business Office or, if none, Residence.
            -----------------------------------------------------------

            c/o Point Gammon Corporation
            One Providence Washington Plaza, 4th Floor
            Providence, Rhode Island 02903

2(c).       Citizenship.
            -----------
            United States

2(d).       Title of Class of Securities.
            ----------------------------

            Common Stock, par value $0.01 per share

2(e).       CUSIP Number.
            ------------
            059690 10 7

Item 3.     Not Applicable

Item 4.     Ownership.
            ---------

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.         Amount Beneficially Owned.
           -------------------------

                  As of January 31, 2002, the reporting person beneficially owned:  459,883 shares of Common
                  Stock, (i) 60,075 of which are held in a Grantor Trust over which Mr. Chace has sole voting power and sole power to direct the disposition, (ii) 2,000 of which are purchasable upon the exercise of currently exercisable options, (iii) 395,808 of which are held in trusts for which
                  Mr. Chace acts as co-trustee and over which Mr. Chace shares voting power and the power to direct the disposition, and (iv) 2,000 of which are owned by Mr. Chace's spouse.

b.         Percent of class.
           ----------------

                  12.2%

c.         Number of shares as to which such person has:

           i.       sole power to vote or to direct the vote .............................................62,075*
           ii.      shared power to vote or to direct the vote...........................................397,808
           iii.     sole power to dispose or to direct the disposition of ................................62,075*
           iv.      shared power to dispose or to direct the disposition of..............................397,808

Item 5.    Ownership of Five Percent or Less of a Class.
           --------------------------------------------
           Not Applicable

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.
           ---------------------------------------------------------------
           Not Applicable

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being
           -------------------------------------------------------------------------------------
           Reported on by the Parent Holding Company or Control Person.
           -----------------------------------------------------------
           Not Applicable

Item 8.    Identification and Classification of Members of the Group.
           ---------------------------------------------------------
           Not Applicable

*       Includes 2,000 shares of Common Stock purchasable upon exercise of currently exercisable options.

Item 9.    Notice of Dissolution of Group.
           ------------------------------
           Not Applicable

Item 10.   Certifications.
           --------------
           Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated             February 12, 2002

                  /s/ Malcolm G. Chace
                  --------------------
Name/Title            Malcolm G. Chace